Exhibit 18. Changes in Accounting Principles



Board of Directors
Bob Evans Farms, Inc.
3776 South High Street
Columbus, Ohio 43207


Note 3 of notes to condensed consolidated financial statements of Bob Evans Farms, Inc. included in its Form 10Q for the 13 weeks ended July 29, 1994 describes a change in the method of accounting for depreciation of buildings and equipment.
Effective April 30, 1994 the company adopted the straight-line method of depreciation for all buildings and equipment placed in service on or after that date. Buildings and equipment placed in service prior to fiscal 1995 are depreciated using principally the declining balance method. You have advised us that you believe that the change is to a preferable method in your circumstances because the new method will more accurately reflect the company's financial results by better matching costs of new property over the useful lives of these assets. In addition the new method more closely conforms with that prevalent in the industry.

There are no authoritative criteria for determining a preferable depreciation method based on the particular circumstances; however, we conclude that the change in the method of accounting for depreciating buildings and equipment is to an acceptable alternative method which, based on your business judgment to make this change for the reason cited above, is preferable in your circumstances. We have not conducted an audit in accordance with generally accepted auditing standards of any financial statements of the company as of any date or for any period subsequent to April 29, 1994, and therefore we do not express any opinion on any financial statements of Bob Evans Farms, Inc. subsequent to that date.


Very truly yours,


<Ernst & Young>